News Release

Alexco Announces Final 2007 Drill Results from Keno Hill:
Zinc-Silver Mineralization Expanded at Onek Prospect

February 13, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce the final results from its 2007 core drilling program at the Keno Hill Project, Yukon Territory, being managed by NovaGold Resources Inc. (TSX, AMEX: NG) (“NovaGold”). Drilling at the historic Onek mine, located approximately 1.5 kilometers northwest of the Bellekeno property, continues to expand high grade zinc-silver mineralization encountered in several early 2007 drill holes, as outlined in the September 6, 2007 press release

Highlights

Complete assay results have been received for all remaining holes drilled at the historic Onek mine, located in the eastern part of the historic Keno Hill district. Results include the following:

DDH K07-118 cut an interval grading: 20.9% zinc, 1.016 grams per tonne gold, 119.5 grams per tonne silver (3.5 ounces per ton) and 0.2% lead or 44.8 ounces per ton silver equivalent over 1.91 meters from 173.15 to 175.06 meters.

DDH K07-122 cut an interval grading: 15.4% zinc, 1.011 grams per tonne gold, 477.1 grams per tonne silver (13.9 ounces per ton) and 0.7% lead or 45.4 ounces per ton silver equivalent over 1.69 meters from 156.93 to 158.62 meters.

DDH K07-121 cut an interval grading: 12.1% zinc, 0.945 grams per tonne gold, 121.3 grams per tonne silver (3.5 ounces per ton) and 0.7% lead or 28.9 ounces per ton silver equivalent over 4.11 meters from 142.86 to 146.97 meters.

DDH K07-124 cut an interval grading: 7.8% zinc, 2.450 grams per tonne gold, 166.0 grams per tonne silver (4.8 ounces per ton) and 0.3% lead or 24.5 ounces per ton silver equivalent over 2.12 meters from 183.20 to 183.32 meters.

The recent drill results expand the zone of high-grade zinc-silver-lead mineralization at the historic Onek mine area to approximately 135 meters below historic underground workings while confirming the presence of the Onek mineralized structure over a strike length of approximately 400 meters. The Onek mineralization remains open both along strike and down dip. The style and tenor of mineralization at Onek is similar to the East Zone of the nearby Bellekeno deposit where recent drilling has outlined an inferred resource of 179,600 tonnes of 21.3% zinc with 263 grams per tonne silver and 2% lead (see the January 30, 2008 press release entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”).

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Onek Drilling

The 2007 Onek drilling has expanded high-grade zinc mineralization below the deepest workings of the historic Onek mine where reported past production totaled 93,000 tons averaging 13.77 ounces per ton silver, 5.54% lead and 3.43% zinc (UKHM records). Alexco is planning to release a National Instrument 43-101 (“NI 43-101”) compliant resource estimate encompassing the historic Onek mine in 2008 after completion of additional infill drilling planned for the second quarter of this calendar year.

Assays from eight of the latest ten completed holes drilled at the historic Onek mine are summarized in Table 1.

Table 1: Summary of Onek Drill Results

		From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Area	Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
Onek	K-07-0116	221.92	223.76	1.84	59.7	1.7	0.180	0.005	0.0	6.2	13.7

Onek	K-07-0118	151.18	153.43	2.25	60.3	1.8	0.154	<0.005	0.2	3.6	9.0
	includes	151.18	152.08	0.90	120.7	3.5	0.326	0.010	0.2	7.2	17.8
Onek	K-07-0118	170.36	175.06	4.70	60.4	1.8	0.751	0.022	0.1	11.7	25.1
	includes	173.15	175.06	1.91	119.5	3.5	1.016	0.030	0.2	20.9	44.8

Onek	K-07-0120	174.35	178.31	3.96	16.7	0.5	0.497	0.014	0.0	4.8	10.6
	includes	176.00	178.31	2.31	20.6	0.6	0.582	0.017	0.1	5.8	12.6

Onek	K-07-0121	142.12	147.32	5.20	102.9	3.0	0.847	0.025	0.5	10.7	25.3
	includes	142.86	146.97	4.11	121.3	3.5	0.945	0.028	0.7	12.1	28.9
	K-07-0121	151.18	151.5	0.32	152.0	4.4	0.730	0.021	0.2	10.7	26.0

Onek	K-07-0122	150.71	153.46	2.75	10.4	0.3	0.062	<0.005	0.1	3.8	7.7
Onek	K-07-0122	156.93	164.25	7.32	143.4	4.2	0.391	0.011	0.3	9.9	23.7
	includes	156.93	158.62	1.69	477.1	13.9	1.011	0.029	0.7	15.4	45.4
	includes	162.61	163.62	1.01	102.0	3.0	0.300	0.009	0.3	20.5	42.3

Onek	K-07-0123	156.24	158.66	2.42	37.0	1.1	0.099	<0.005	0.0	0.4	2.1

Onek	K-07-0124	179.22	187.15	7.93	81.1	2.4	1.000	0.029	0.2	4.7	13.3
	includes	183.20	185.32	2.12	166.0	4.8	2.450	0.071	0.3	7.8	24.5

Onek	K-07-0125	84.73	85.31	0.58	135.0	3.9	0.270	0.008	3.0	13.6	33.2
	K-07-0125	99.37	99.97	0.60	67.1	2.0	0.480	0.014	0.1	7.7	17.3

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table including all 2007 Onek drill results not previously released is now available on the Alexco Resource corporation website at www.alexcoresource.com. A plan section showing the Onek area, along with the 2007 completed drill holes, is also available for review on the company website.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program results and sampling protocol have been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, LG (Wash), Senior Project Geologist for NovaGold and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at the ALS Chemex Labs facility at North Vancouver, BC.

2008 Exploration Plans

Alexco is currently finalizing plans for its 2008 Keno Hill exploration program, scheduled to begin by March. Exploration and infill drilling is planned at the Onek and Lucky Queen mines, as well other prospects and mines including Leo/Gerlitzki, Keno700, Black Cap and Hector-Calumet. Geotechnical cover hole drilling is planned to begin at the Bellekeno mine within the next 30 days, and underground development is scheduled to start upon receipt of appropriate permits early in the second quarter, 2008. Underground exploration drilling will follow later in the year.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.